CARILLION PLC (the Company)
Company Number: 3782379

THE COMPANIES ACTS 1985 and 1989
PUBLIC COMPANY LIMITED BY SHARES
ORDINARY AND SPECIAL RESOLUTIONS

At the Annual General Meeting of the Company held at Austin Court, 80 Cambridge Street, Birmingham B1 2NP on Wednesday 9 May 2007 at 12 noon, the following resolutions were passed:

Ordinary Resolutions

1. To receive the accounts for the year ended 31 December 2006 together with the directors' and auditor's reports.

2. To approve the remuneration report for the year ended 31 December 2006.

3. To elect Richard John Adam as a director

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

13. That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 50p each in the capital of the Company ("Ordinary Shares") provided that:-

(a) the maximum number of Ordinary Shares authorised to be acquired is 28,124,273;

(b) the minimum price which may be paid for each Ordinary Share is 50p (exclusive of expenses);

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is, in respect of a share contracted to be purchased on any day, an amount equal to the higher of (a) 105 per cent of the average of the middle market quotations of Ordinary Shares taken from the Daily Official List of the London Stock Exchange for the five business days before the purchase is made; and (b) the higher of the last independent trade and the highest current independent bid on the London Stock Exchange;

(d) this authority will (unless renewed) expire at the conclusion of the next Annual General Meeting of the Company held after the date on which this resolution is passed or, if earlier, 15 months after that date; and

(e) the Company may make a contract of purchase of Ordinary Shares under this authority before this authority expires which will or may be executed wholly or partly after its expiration.

14. That the Articles of Association be and are hereby amended as follows:

(a) by adding the words "sending it (in accordance with the Statutes)" to Article 137.1(b) after the word "by" and before the words "using electronic communications";

(b) by deleting the words "to send either the notice or document itself or a notification of its availability on a web site" from Article 137.1(b); and

(c) by adding the words "or by publication on a web-site in accordance with the Statutes" after the words "to the Company for that purpose" to Article 137.1 (b).

Tim George
Deputy Company Secretary
Carillion plc
Dated: 10 May 2007